UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 20, 2015

Vivint Solar, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36642	45-5605880
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3301 N. Thanksgiving Way, Suite 500

Lehi, Utah 84043

(Address of principal executive offices, including zip code)

(877) 404-4129

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.
Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Agreement and Plan of Merger

On July 20, 2015, Vivint Solar, Inc., a Delaware corporation (the “Company” or “Vivint Solar”), SunEdison, Inc., a Delaware corporation (“Parent” or “SunEdison”), and SEV Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent (the “Surviving Corporation”).

At the consummation of the Merger, each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (other than shares directly owned by the Company, Parent or Merger Sub, or any of their respective wholly owned subsidiaries (other than Merger Sub), or shares with respect to which appraisal rights are properly exercised under Delaware law) will be converted into the right to receive the following merger consideration: (i) an amount in cash equal to $9.89 without interest (the “Cash Consideration”), (ii) the principal amount of $3.30 of a convertible note on the terms and conditions set forth in the Indenture (as defined below) (the “Note Consideration”) and (iii) the number of shares of Parent common stock (the “Stock Consideration”) equal to the quotient obtained by dividing (x) $3.31 by (y) the Measurement Price (defined below), provided that if the Measurement Price is less than $27.51, the Stock Consideration per share will be 0.120 shares of Parent common stock and if the Measurement Price is greater than $33.62, the Stock Consideration per share will be 0.098 shares of Parent common stock (the Cash Consideration, Note Consideration and Stock Consideration, collectively, the “Merger Consideration”). The “Measurement Price” is the volume weighted average price per share of Parent common stock (rounded down to the nearest cent) on the New York Stock Exchange for the thirty (30) consecutive trading days ending on (and including) the third (3rd) trading day immediately prior to the Effective Time. No fractional shares of Parent common stock or Convertible Notes with a denomination of less than $100 will be issued, and Company stockholders will receive cash in lieu of any fractional share of Parent common stock or Convertible Note with a denomination of less than $100. The issuance of the Stock Consideration and Note Consideration will be registered under a registration statement on Form S-4.

The convertible notes issued in the Merger (the “Convertible Notes”) will be issued pursuant to an Indenture to be entered into concurrently with the consummation of the Merger by and between Parent and a trustee, in the same form as that attached to the Merger Agreement (the “Indenture”), for the aggregate principal amount of approximately $350 million. The Convertible Notes will be issuable only in registered form without coupons and will constitute direct unsecured, senior obligations of Parent. The conversion price for the Convertible Notes will be 140 percent (140%) of the Measurement Price, but the Measurement Price for purposes of this calculation may not exceed $33.62 or be lower than $27.51. The Convertible Notes will bear interest at a rate of 2.25% per year, payable semiannually in arrears in cash. The Convertible Notes will be issued in denominations of $100. Holders of the Convertible Notes may surrender the Convertible Notes for conversion only under limited circumstances, as described in the Indenture. Upon conversion Parent will pay cash, and if applicable, deliver shares of Parent common stock, based on a daily conversion value calculated on a proportionate basis for each trading day of a 25 day observation period. The conversion rate will be subject to adjustment in certain circumstances, as described in the Indenture.

In addition, in connection with the transactions contemplated by the Merger Agreement, each option to acquire shares of Company Common Stock that is vested and outstanding immediately prior to the consummation of the Merger (other than certain options held by certain members of the Company’s management team that will be subjected to additional vesting) will be converted into the right to receive an amount in cash (without interest), less any required tax withholding, equal to the product of: (i) the aggregate number of shares of Company Common Stock subject to such option and (ii) an amount equal to (1) the sum of (x) the Stock Consideration multiplied by the Measurement Price, (y) the principal amount of the Note Consideration and (z) the Cash Consideration, minus (2) the exercise price per share of Company Common Stock of such option. Each outstanding restricted stock unit (or portion thereof) to be settled in shares of Company Common Stock that becomes vested as a result of the consummation of the Merger will treated as a share of Company Common Stock and be converted into the right to receive the Merger Consideration.

All options to acquire shares of Company Common Stock that are unvested and outstanding will be assumed by Parent in the Merger and converted into an option to purchase Parent common stock. All restricted stock units of the Company that are outstanding as of immediately prior to the Merger (but excluding any restricted stock unit of the Company (or portion thereof) that becomes vested as a result of the consummation of the Merger) will be assumed by Parent and converted into a restricted stock unit of Parent. With respect to any such equity awards so assumed by Parent, such equity awards will be assumed on terms substantially in effect prior to the assumption, except for adjustments to the underlying number of shares and the exercise price based on an equity award exchange ratio reflected in the Merger Agreement.

Each award under an LTIP Plan (as defined in the Merger Agreement) will become fully vested as a result of the Merger and converted into the right to receive a cash payment calculated in accordance with the applicable LTIP Plan, and payable in accordance with the terms thereof.

In connection with the transaction, and as a condition to Parent entering into the Merger Agreement, certain members of the Company’s management entered into employment agreements with the Company, which will be effective as of the closing of the Merger. The Company will file a separate Form 8-K with respect to such employment agreements.

Additionally, the Company’s board of directors has approved a transaction and retention bonus plan to pay an aggregate of $10,000,000 in transaction and retention bonuses to employees of the Company, which may include certain executive officers. The allocation of these bonuses will be made by the compensation committee of the Company’s board of directors in consultation with the Company’s chief executive officer.

The consummation of the Merger will be conditioned on (i) the affirmative vote or written consent of holders of a majority of the outstanding shares of Company Common Stock entitled to vote on the adoption of the Merger Agreement (the “Company Stockholder Approval”), (ii) the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) the SEC declaring effective a registration statement registering the issuance of the Stock Consideration and Note Consideration filed by Parent on Form S-4 under the Securities Act of 1933, as amended, (iv) the New York Stock Exchange approving for listing the shares of Parent common stock issuable as Stock Consideration and the Convertible Notes and (v) other customary conditions.

In addition, under the terms of the Merger Agreement, the Company has agreed not to solicit or otherwise facilitate any alternative Company Takeover Proposal (as defined in the Merger Agreement), subject to customary exceptions that permit the Company to respond to an unsolicited Company Takeover Proposal, that the Company’s board of directors, or any committee thereof, concludes in good faith, after consultation with the Company’s financial advisors and outside legal counsel, constitutes or would reasonably be expected to result in a Company Superior Proposal (as defined in the Merger Agreement), provided that (among other things) the Company’s board of directors has determined in good faith that (i) the failure to do so would reasonably be inconsistent with its fiduciary duties and (ii) the Company has complied with certain notice requirements. The Company’s board of directors is also permitted to change its recommendation in favor of the Merger (a “Company Change of Recommendation”) in response to an Intervening Event (as defined in the Merger Agreement) or Company Superior Proposal and, during a period of forty (40) business days following the date of the Merger Agreement (and subject to limited extension as set forth in the Merger Agreement) (the “Post-Signing Period”), terminate the Merger Agreement in favor of a Company Superior Proposal (subject to payment of the Company Termination Fee described below), provided that the Company’s board of directors has determined in good faith that the failure to do so would be inconsistent with its fiduciary duties, and subject to giving Parent three business days’ notice of its intention to do so and, among other things, negotiating with Parent in good faith any amendments Parent desires to make to its proposal. Following the Post-Signing Period, the Merger Agreement does not permit the Company to negotiate, terminate the Merger Agreement in favor of, or accept any alternative Company Takeover Proposal, including a Company Superior Proposal.

The Merger Agreement contains customary representations, warranties and covenants of the parties, including to use reasonable best efforts to get all required regulatory approvals, provided that the parties are not required to take any action in connection with obtaining regulatory approvals that would have a material adverse effect on the Company and Parent on a combined basis following the Closing.

The Merger Agreement also provides for certain mutual termination rights of Parent and the Company, including the right of either party to terminate the Merger Agreement if the Merger is not consummated by March 18, 2016 (the “Termination Date”). Either party may also terminate the Merger Agreement if an order restraining, enjoining, or otherwise prohibiting consummation of the Merger shall become final and non-appealable, if the Company Stockholder Approval has not been obtained at the Company Stockholders’ Meeting or if the other party shall have breached any representations and warranties made in, or obligations under, the Merger Agreement and such breach would cause a failure of the other party’s conditions to close the Merger. In addition, Parent may terminate the Merger Agreement if, at any time prior to the receipt of the Company Stockholder Approval, the Company’s board of directors has failed to recommend that the Company’s stockholders adopt the Merger and the transactions contemplated by the Merger Agreement, the Company’s board of directors makes a Company Change of Recommendation, the Company has notified Parent of its intention to make a Company Change of Recommendation or the Company has breached in any material respect its obligations under the non-solicitation provision of the Merger Agreement, including its obligation to call a meeting of the Company stockholders to adopt the Merger Agreement. Additionally, the Company may terminate the Merger Agreement if (i) at any time prior to the expiration of the Post-Signing Period, the Company’s board of directors makes a Company Change of Recommendation in respect of a Company Takeover Proposal in order to enter into a definitive agreement with respect to such Company Takeover Proposal, or (ii) if the Company has satisfied all conditions to closing that are capable of being satisfied prior to closing, notifies Parent that it has satisfied all such conditions, and Parent fails to consummate the closing within three (3) business days thereafter.

Under certain circumstances, including if the Merger Agreement is terminated by Parent as a result of the Company’s board of directors failing to recommend the Merger to the Company stockholders, making or notifying Parent of its intention to make a Company Change of Recommendation or if the Company has breached in any material respect its obligations under the non-solicitation provision of the Merger Agreement, including its obligation to call a meeting of the Company stockholders to adopt the Merger Agreement or by the Company as a result of the Company’s board of directors making a Company Change of Recommendation in respect of a Company Takeover Proposal in order to enter into a definitive agreement with respect to such Company Takeover Proposal prior to the expiration of the Post-Signing Period, the Company shall be obligated to pay Parent a termination fee equal to $62 million (the “Company Termination Fee”). The Company Termination Fee is also payable if, after a Company Takeover Proposal is made, the Company stockholders fail to approve the Merger at a meeting of the Company stockholders, and the Company subsequently enters into an agreement in respect of a Company Takeover Proposal within 12 months of termination of the Merger Agreement. The Company shall also be obligated to pay Parent an expense reimbursement of up to $15 million if the Company stockholders fail to approve the Merger at a meeting of the Company stockholders (which will be credited against any Company Termination Fee that may be subsequently paid).

In order to induce Parent and Merger Sub to enter into the Merger Agreement, 313 Acquisition LLC (“313”), which owns approximately 77% of the outstanding shares of the Company, has entered into a voting agreement with Parent (the “Voting Agreement”) concurrently with the execution and delivery of the Merger Agreement. Subject to the terms and conditions of the Voting Agreement, 313 has agreed, among other things, to vote all of its shares in favor of adoption of the Merger Agreement and the transactions contemplated thereby and against any Company Takeover Proposal or other action that would impede the consummation of the Transaction.

The Voting Agreement will terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) the date and time that the Merger Agreement is terminated in accordance with its terms, (iii) a Company Change of Recommendation with regard to an Intervening Event that is made during the Post-Signing Period, (iv) the entry without the prior written consent of 313 into an amendment or modification of the Merger Agreement which would decrease the amount or change the form of the Merger Consideration or that otherwise adversely affects 313 or (v) the Termination Date.

Additionally, concurrently with the execution of the Merger Agreement, 313 executed a lock-up agreement (the “Lock-Up Agreement”), pursuant to which 313 has agreed not to transfer, directly or indirectly, any convertible notes issued in the Merger or any shares of Parent common stock acquired following the date of the Lock-Up Agreement in connection with a conversion of any Convertible Notes during the period from and after the Closing Date until (a) with respect to Parent common stock acquired following the Closing Date in connection with a conversion of the Convertible Notes, 180 days after the effective date of the Merger, and (b) with respect to the Convertible Notes, two years after the Closing Date.

Each of the foregoing descriptions of the Merger Agreement, the Voting Agreement and the Lock-Up Agreement do not purport to be complete and is qualified in its entirety by reference to the each of the Merger Agreement, the Voting Agreement the Lock-Up Agreement, copies of which are filed herewith as Exhibit 2.1, Exhibit 10.1 and Exhibit 10.2 and incorporated herein by reference.

Parent Financing

Parent and Merger Sub intend to finance the Cash Consideration primarily from the proceeds of the Term Facility and the TERP Acquisition, each of which are described below. If Parent is unable to obtain the funding needed to complete the Merger and effect the Merger at a time when all conditions to the Merger are satisfied, Parent will be obligated to take any and all actions necessary to obtain alternative financing in an amount sufficient to consummate the Merger and the transactions contemplated by the Merger Agreement.

In connection with the Merger Agreement, Parent has entered into a debt commitment letter, dated as of July 20, 2015, with Goldman Sachs Bank USA (“Goldman”), pursuant to which, among other things, Goldman has committed to provide, subject to the terms and conditions thereof, a $500 million secured term loan facility (the “Term Facility”) to a wholly-owned indirect subsidiary of Parent (the “Term Borrower”). Parent intends to transfer certain development assets of the Company and of Parent’s residential solar business to the Term Borrower on the effective date of the Merger. The funding of the Term Facility is subject to customary conditions, including the negotiation of definitive documentation and other customary closing conditions.

On July 20, 2015, in connection with its entry into the Merger Agreement, Parent entered into a Purchase Agreement (the “TERP Purchase Agreement”) with its controlled affiliate, TerraForm Power, LLC (“TERP”), pursuant to which Parent will sell to TERP certain renewable power assets of the Company (the “TERP Acquisition”), in exchange for $922 million in cash consideration, which would include any advance by TerraForm Power for projects expected to be acquired from Parent following the closing of the TERP Acquisition to be paid concurrently with the closing under the Merger Agreement. The TERP Purchase Agreement contains customary representations, warranties, covenants and conditions.

The TERP Purchase Agreement is not conditioned on TERP’s receipt of any third-party financing. In connection with the TERP Purchase Agreement, TerraForm Power Operating, LLC, a subsidiary of TERP (“TerraForm”) has entered into a debt commitment letter, dated as of July 20, 2015 with Goldman (the “Bridge Lender”), pursuant to which, among other things, the Bridge Lender has committed to provide, subject to the terms and conditions thereof, borrowings under a $960 million unsecured bridge facility (the “Bridge Financing Commitment”). The funding of the Bridge Financing Commitment is subject to the negotiation of definitive documentation and other customary closing conditions.

For avoidance of doubt, Parent and Merger Sub’s obligations to consummate the Merger and the other transactions contemplated in the Merger Agreement are not conditioned on consummation of the Term Facility, the TERP Acquisition or receipt of any other third-party financing.

Lease Amendment

On July 20, 2015, the Company also entered into an amendment (the “Lease Amendment”) to the lease, dated as of August 12, 2014, between the Company and T-Stat One, LLC (the “First Lease”). Under the First Lease, the Company agreed to lease 127,000 square feet of a to-be-constructed, building in Lehi, Utah. The Lease Amendment amends the First Lease to, among other things, include the remaining space in the building such that the Company shall lease the entire 152,120 rentable square feet. The monthly rent will commence at approximately $339,100 and will increase over the term of the lease, as amended, at a rate of 2.5% annually. The Lease Amendment also provides for an approximately 80% discount on the monthly rent from July 2016 through January 2017. The Lease Amendment also increases the portion of taxes and operating expenses for which the Company is responsible from 80% to 100%. Under the Lease Amendment, the term of the lease was extended from five years to 12 years, and the projected commencement date for the lease was delayed from January 15, 2016 to February 1, 2016.

In addition, on July 20, 2015, the Company entered into a lease agreement (the “Second Lease”) with T-Stat Two, LLC to lease a to-be-constructed, approximately 150,000 square foot office building in Lehi, Utah. The lease term of 12 years is expected to begin on January 1, 2018, subject to the landlord completing construction of the building. The associated monthly rent payments will commence at approximately $335,000, and increase at a rate of 2.5% annually. The Second Lease also provides that the Company must pay taxes and operating expenses in addition to the base rent.

The foregoing summaries of the Lease Amendment to the First Lease and the Second Lease are qualified in their entirety by reference to the full text of such agreements.

Letter Agreement

Concurrently and in connection with the execution of the Merger Agreement, the Company also entered into a Letter Agreement dated July 20, 2015 (the “Letter Agreement”) with Parent and our sister Company, which is also controlled by 313, Vivint, Inc. (“Vivint”), pursuant to which the parties agreed, among other things, to (i) subject to the finalization and execution of a transitional trademark license regarding the Company’s continued use of the “Vivint Solar” trademark for a limited duration for purposes of phase-out use following the consummation of the Merger, terminate the Trademark License Agreement between Vivint Solar Licensing, LLC and the Company, dated September 30, 2014, (ii) terminate the Product Development and Supply Agreement between Vivint Solar Developer, LLC (“Vivint Developer”) and Vivint, dated September 30, 2014, (iii) to terminate the covenants of non-competition in the Non-Competition Agreement between the Company and Vivint, dated September 30, 2014 and (iv) to terminate Schedule #3 to the Marketing and Customer Relations Agreement between Vivint Developer and Vivint, Inc., dated September 30, 2014, in each case effective as of the consummation of the Merger. The parties also agreed to negotiate in good faith regarding the termination or amendment of certain other agreements between the Company, Vivint, and certain of their respective subsidiaries. The foregoing summary of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement, a copy of which is filed herewith as Exhibit 10.3 and incorporated herein by reference.

Item 8.01	Other Events.

On July 22, 2015, Ahmad Chatila, the Chief Executive Officer of SunEdison, Inc., sent an e-mail communication to all employees of the Company regarding the Merger. A copy of that e-mail communication is furnished as Exhibit 99.1.

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995, including with respect to the timing of the completion of the acquisition, the ability of SunEdison to finance aspects of the acquisition, and typically can be identified by the use of words such as “expect,” “estimate,” “anticipate,” “forecast,” “intend,” “project,” “target,” “plan,” “believe” and similar terms and expressions. Forward-looking statements are based on current expectations and assumptions. Although Vivint Solar believes that its expectations and assumptions are reasonable, it can give no assurance that these expectations and assumptions will prove to have been correct, and actual results may vary materially. For example, (1) Vivint Solar may be unable to obtain the stockholder approval required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Vivint Solar could interfere with the merger; (5) SunEdison may be unable to obtain the financing for which it has received commitments or to complete the sale of assets contemplated by the TERP Purchase Agreement; (6) problems may arise in integration, which may result in less effective or efficient operations; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what SunEdison, Terraform Power, Inc. (“TerraForm Power”) or Vivint Solar expects; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger and the related transactions; (10) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (11) the companies may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Vivint Solar, SunEdison and TerraForm Power described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. All forward-looking statements included in this document are based upon information available to Vivint Solar, SunEdison and TerraForm Power on the date hereof, and none of Vivint Solar, SunEdison or TerraForm Power assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in those statements will be achieved or will occur, and actual results could differ materially from those anticipated or implied in the forward-looking statements. Except as required by law, Vivint Solar does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise. You should read the documents Vivint Solar has filed with the SEC for more complete information about the company. These documents are available on both the EDGAR section of the SEC’s website at www.sec.gov and the Investor Relations section of the company’s website at www.vivintsolar.com.

Participants in Solicitation

Vivint Solar, Parent and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Vivint Solar’s stockholders in connection with the proposed transaction. Information regarding Vivint Solar’s directors and executive officers is contained in the proxy statement for Vivint Solar’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 20, 2015. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Vivint Solar’s website at http://investors.vivintsolar.com/company/investors/financial-information/sec-filings/default.aspx. Information regarding Parent’s executive officers and directors is contained in the proxy statement for Parent’s 2015 Annual Meeting of Stockholders filed with the SEC on April 17, 2015. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Parent’s website at http://investors.sunedison.com/phoenix.zhtml?c=106680&p=irol-sec. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Pursuant to the rules and regulations of the Securities and Exchange Commission, the attached exhibit is deemed to have been furnished to, but not filed with, the Securities and Exchange Commission:

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of July 20, 2015, by and among SunEdison, Inc., SEV Merger Sub Inc. and Vivint Solar, Inc.*

10.1	Voting Agreement dated as of July 20, 2015, by and among SunEdison, Inc., SEV Merger Sub Inc. and 313 Acquisition LLC.

10.2	Lock-Up Agreement dated as of July 20, 2015, by 313 Acquisition LLC.

10.3	Letter Agreement, dated as of July 20, 2015, between SunEdison, Inc., Vivint, Inc. and Vivint Solar, Inc.

99.1	Email from Ahmad Chatila, CEO of SunEdison, Inc., to Company employees, dated July 20, 2015.

*	Certain schedules and exhibits to this agreement have been omitted pursuant to item 601(b)(2) of Regulation S-K. The Company agrees to furnish a supplemental copy of any omitted schedule to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vivint Solar, Inc.

By:	/s/ Dana C. Russell
Dana C. Russell
Chief Financial Officer and Executive Vice President

Date: July 22, 2015

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of July 20, 2015, by and among SunEdison, Inc., SEV Merger Sub Inc. and Vivint Solar, Inc.*

10.1	Voting Agreement dated as of July 20, 2015, by and among SunEdison, Inc., SEV Merger Sub Inc. and 313 Acquisition LLC.

10.2	Lock-Up Agreement dated as of July 20, 2015, by 313 Acquisition LLC.

10.3	Letter Agreement, dated as of July 20, 2015, between SunEdison, Inc., Vivint, Inc. and Vivint Solar, Inc.

99.1	Email from Ahmad Chatila, CEO of SunEdison, Inc., to Company employees, dated July 20, 2015.

*	Certain schedules and exhibits to this agreement have been omitted pursuant to item 601(b)(2) of Regulation S-K. The Company agrees to furnish a supplemental copy of any omitted schedule to the SEC upon request.